ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

September 7, 2004

04036849

SUPPL

RECEIVED
2004 SEP 14 A 9:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
SEP 14 2004
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
7 September 2004 – (ASX Announcement & Media Release – Lake Long Update)
7 September 2004 – (ASX Announcement & Media Release – Bay Courant Update)
7 September 2004 – (ASX Financial Report for half year ended 30 June 2004)

dlw 9/14

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

7 September 2004

ASX ANNOUNCEMENT AND MEDIA RELEASE

LAKE LONG WELL UPDATE

Due to the Labour Day holiday, no drilling reports were received this morning (Perth time), however over the weekend, the SL 328 #1 well, located at the Lake Long Field, Lafourche Parish, South Louisiana, had run intermediate 11 and 7/8 inch casing to 11,625 feet.

The well is drilling on prognosis with the forward program to drill ahead in deviated hole toward the main objectives being the Upper, Middle and Lower Hollywood Sands (estimated between 11,816 and 13,080 feet – true vertical depth) and the deeper *Cib. Op.* Sands (estimated below 13,911 feet – true vertical depth).

Logging of the intermediate section of the well indicates that previously reported shows on mud logs are residual, while the Krumbhaar had been depleted by production within the field.



The SL 328 #1 well is a proposed 15,500 foot (true vertical depth) test of the Lake Long Deep Prospect. The well is being operated by Palace Operation Company, of Tulsa, Oklahoma under a turnkey contract with Applied Drilling Technology Inc, a GlobalSantaFe Company, using Parker Barge Rig 55-B. The well is likely to take between 70 and 90 days.

FAR is participating in the Lake Long Deep Test well by paying 5 percent of the well (before completion) reducing to a working interest of 4.09375 percent (after completion). All working interests are subject to State and other minor royalties. Other participants are non listed entities, Kriti Exploration Inc and Palace Exploration Company both based in North America.

To date, FAR has participated in four wells within the field, all of which have resulted in commercial production. Existing facilities within Lake Long will enable early sales into the central production system with Columbia gas and Amoco being the ultimate product purchasers, although field capacity would need to be upgraded in the event of a large gas discovery.

For further information please contact:
Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Website: www.far.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

7 September 2004

ASX ANNOUNCEMENT AND MEDIA RELEASE

FAR INCREASES BAY COURANT INTEREST TO 20 PERCENT

Bay Courant Project, Lafourche Parish, South Louisiana (new project)

FAR has agreed, subject to completion of formal documents, to increase its participation in the Bay Courant Project from 15 to 20 percent. Present indications are that a barge rig may be available as soon as October 2004 which would place the spud date close on the heels of FAR's current Lake Long Deep well.


UNITED STATES OF AMERICA
Cheyenne
Chicago
San Francisco
EAGLE PROSPECT
WEST BUFFALO WALLOW
HARDEMAN BASIN OILFIELDS
Los Angeles
LOUISIANA / TEXAS PROGRAM
Atlantic Ocean
Dallas
Texas
New Orleans
Pacific Ocean
RAINOSEK
Houston
Gulf of Mexico
Mexico
LOCATION MAP

The Bay Courant Project is a low risk, normally pressured test of multiple Miocene pay targets with good upside potential located in the intracoastal State waters, Lafourche Parish, South Louisiana.

Bay Courant Field is approximately 40 miles south-southwest of New Orleans and approximately 7 miles southwest of Golden Meadow.

The field was discovered in 1973 by Tenneco Oil Company and has produced 5.1 billion cubic feet of gas and 0.4 million barrels of oil and condensate from three wells. The field has been inactive since 1980 and is believed to be a south westerly extension of the prominent Golden Meadow Field (deep-seated salt dome) presently operated by Apache Corporation with a fault block adjacent to Bay Courant that has produced in excess of 70 billion cubic feet of gas.

The initial prospect is mapped as a structural closure against a downthrown fault and is supported by 3D seismic acquired in 1998, earlier 2D Amoco and Tenneco seismic, sub surface well control and engineering studies. The attractive character of the area is manifested in wells drilled by several large companies including Texaco and Tenneco. Significantly, FAR has enjoyed success in earlier programs located regionally at Kings Ridge, Lake Raccourci and Isle of St Jean Charles.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

The initial development well, a normally pressured 12,800 foot test, will be drilled from a barge rig in the last quarter of 2004 and targets 4 sands which have been independently appraised as having proved reserves of 5.8 billion cubic feet of gas, 0.52 million barrels of oil and additional probable reserves of 1.7 BCF and 0.41 million barrels. A second well would be anticipated for timely reserve development. A pipeline is located less than one mile from the drill site, providing good logistics for early sales.


GOLDEN MEADOW
BAY COURANT 20-T20S-R21E
LAKE BARRE
LAKE RACCOURCI
SOUTHEAST LOUISIANA
GAS PIPELINE TRANSMISSION MAP SHOWING BAY COURANT FIELD
SCALE 1" ~ 7.5 MI

The Primary objective Dulac Sand at Bay Courant shares a common aquifer with the Golden Meadow Field accumulation to the northeast. Two shallower sands which are also regionally productive in nearby fields, the Bourg and Pelican Sands, extend from 11,700 to 12,000 feet at Bay Courant but with no well completions to date. The Pelican Sand at Bay Courant is gas-condensate productive by drill-stem test, and the Bourg Sand is oil-prospective based on a well log show.

A deeper Bay Courant structure, mapped on seismic, is also yet to be evaluated by a test well at a crestal location. Known as the "Pr Zone" this play provides significant upside in the deeper pressured sands similar in concept (although smaller) than FAR's current Lake Long Deep test. Majors have expressed an interest in farming into the lease for a deep test.

FAR's working interest at Bay Courant will reduce to 15 percent once payout has been achieved which is estimated to be within 10 months provided the program proceeds according to plan. FAR is the only listed entity participating in the project with other interests held by North American entities.

Langford 25 #3H-TXV Horizontal, Hardeman County, Texas

FAR has agreed to a proposal to re-enter, sidetrack and extend the existing Langford 25 #3H-TXV well to improve oil production. The original Langford horizontal was drilled during July 2001 and penetrated a seismically defined Mississippian mound of excellent porosity and permeability some 305 feet above the lowest known oil based on existing well control.

During 2001, the well was placed on line and produced at the rate of 108 barrels of 50° gravity oil and 110 thousand cubic feet of gas per day on a 12/64 inch choke at a flowing tubing pressure of 1250 psi, but has since declined to 10 barrels of oil per day.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

The closest analogue with a similar structure and drainage area is an Ensearch well in the Apex Field that has produced 1.5 million barrels of oil from 185 feet of pay and is still producing flat line. Independent geological reports suggest an oil column of the magnitude of the Loveless-Langford well (305 feet of potential pay) should therefore recover a considerable amount of oil leading to the decision to undertake the above program during the 4th quarter 2004.The Langford lease is supported by a tank battery comprising four (4) 300 barrel tanks to handle oil production.

FAR has an 18.25 percent working interest in the above program, the existing well and 80 acre production unit. Other interests are held by North American entities. The Operator is Rio Petroleum Inc, of Amarillo, Texas.

For further information please contact:
Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Website: www.far.com.au

FIRST AUSTRALIAN RESOURCES LTD

ABN 41 009 117 293

FINANCIAL REPORT
FOR THE HALF-YEAR ENDED
30 JUNE 2004

FIRST AUSTRALIAN RESOURCES LTD

ABN 41 009 117 293

FINANCIAL REPORT

FOR THE HALF YEAR ENDED 30 JUNE 2004

Contents	Page Number
Directors' Report	1
Independent Audit Review Report	2
Directors' Declaration	3
Consolidated Statement of Financial Performance	4
Consolidated Statement of Financial Position	5
Consolidated Statement of Cash Flows	6
Notes to the Financial Statements	7 - 14

FIRST AUSTRALIAN RESOURCES LTD
DIRECTORS' REPORT

The directors of First Australian Resources Ltd submit herewith the financial report for the half-year ended 30 June 2004. In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

The names of the directors of the company during or since the end of the half -year are:

Mr M J Evans
Mr C L Cavness
Mr W R Grigor

REVIEW OF OPERATIONS

The consolidated loss of the economic entity for the half-year after income tax was $2,459,989 (Half-year ended 30 June 2003 loss $2,143,640).

During the half year the economic entity continued to explore for oil and gas in Australia, the United States of America and China. A more detailed review of exploration activity is included in quarterly activity reports lodged with the Australian Stock Exchange.

Sales revenues of $1,374,410 from oil and gas represented a decrease of 4% compared to the previous corresponding six monthly period. Gas prices averaged US$ 5.52 per thousand cubic feet compared to US$5.12 during the corresponding six month comparative period. Oil prices averaged US$35.37 per barrel compared to US$30.29 in the corresponding comparative reporting period. These higher product prices combined with slightly improved volumes and a strengthening of the Australian dollar during the current period were the main factors affecting revenues.

The entity's direct share of gas sales increased by 11% from 73,900 thousand cubic feet to 82,000 thousand cubic feet while oil sales increased by 11.8% from 13,062 barrels to 14,608 barrels. Volume changes reflected slight increases following the Rainosek drilling offset by normal decline associated with production from existing wells.

During the current half year the entity drilled three wells offshore China and has elected to write off the drilling costs notwithstanding that the Wei 12- 8 East field is currently undergoing studies which may lead to its ultimate development. Exploration write downs during the half totaled $2,969,068 compared to $2,511,267 in the corresponding six month period.

Looking forward the company will focus on additional drilling activity in the USA and modeling studies on its Beibu Gulf Block discovery, offshore China.

Investment sentiment for small oil and gas explorers listed on the Australian Stock Exchange has improved concurrent with strong energy prices. The terms under which future capital can be raised are subject to varying conditions. Exploration continues to involve high risk and the outcome of this activity remains uncertain.

Signed in accordance with a resolution of the directors.

On behalf of the Directors

Mr M J Evans
Director
Perth, 6 September 2004

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Central Park
Level 16
152-158 St. Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA 6837 Australia

DX 206
Tel: +61 (0) 8 9365 7000
Fax: +61 (0) 8 9365 7001
www.deloitte.com.au

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF FIRST AUSTRALIAN RESOURCES LTD

Scope

We have reviewed the financial report of First Australian Resources Ltd for the half-year ended 30 June 2004 as set out on pages 3 to 14. The disclosing entity's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the disclosing entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of First Australian Resources Ltd is not in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the disclosing entity's financial position as at 30 June 2004 and of its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

GRAHAM MCHARRIE
Partner
Chartered Accountants
Perth, 6 September 2004

FIRST AUSTRALIAN RESOURCES LTD
DIRECTORS' DECLARATION

The directors declare that:

(a) The attached financial statements and notes thereto comply with Accounting Standards;

(b) The attached financial statements and notes thereto give a true and fair view of the financial position and performance of the consolidated entity;

(c) In the directors' opinion, the attached financial statements and notes thereto are in accordance with Corporations Act 2001; and

(d) *In the directors' opinion, there are reasonable grounds to believe that the company* will be able to pay its debts as and when they become due and payable

Signed in accordance with a resolution of the directors made pursuant to section 303(5) of the Corporations Act 2001.

On behalf of the Directors

Mr M J Evans
Director
Perth, 6 September 2004

FIRST AUSTRALIAN RESOURCES LTD AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
FOR THE HALF-YEAR ENDED 30 JUNE 2004

	NOTE	Half-Year ended 30-Jun-04 $	Half-Year ended 30-Jun-03 $
Revenue from ordinary activities	2	1,646,259	1,450,284
Expenses from ordinary activities	2	(4,089,779)	(3,561,742)
Borrowing costs	2	(16,469)	(32,182)
Loss from ordinary activities before income tax expense		(2,459,989)	(2,143,640)
Income tax expense relating to ordinary activities		-	-
Loss from ordinary activities after related income tax expense		(2,459,989)	(2,143,640)
Net Loss attributable to members of the parent entity		(2,459,989)	(2,143,640)
Increase (decrease) in foreign currency translation reserve arising on translation of self-sustaining foreign operations		460,788	(1,228,683)
Total revenue, expense and valuation adjustments attributable to members of the parent entity recognised directly in equity		(1,999,201)	(3,372,323)
Total changes in equity other than those resulting from transactions with owners as owners		(1,999,201)	(3,372,323)

Earnings Per Share:

Basic Loss (cents per share)	1.44	1.41
Diluted Loss (cents per share)	1.44	1.41

Notes to the financial statements are included on pages 7 to 14

FIRST AUSTRALIAN RESOURCES LTD AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2004

	30-Jun-04 $	31-Dec-03 $
CURRENT ASSETS		
Cash assets	3,723,009	2,021,484
Receivables	444,377	276,520
Prepayments	701,204	180,647
Total Current Assets	4,868,590	2,478,651
NON-CURRENT ASSETS		
Receivables	-	456
Investments accounted for using the equity method	1,285	1,285
Property, plant and equipment	460,434	254,487
Oil and gas properties	5,942,805	7,843,896
Total Non-Current Assets	6,404,524	8,100,124
TOTAL ASSETS	11,273,114	10,578,775
CURRENT LIABILITIES		
Payables	937,218	203,437
Interest-bearing liabilities	654,017	607,353
Provisions	10,842	3,185
Total Current Liabilities	1,602,077	813,795
NON-CURRENT LIABILITIES		
Interest-bearing liabilities	17,797	-
Provisions	36,046	32,886
Total Non-Current Liabilities	53,843	32,886
TOTAL LIABILITIES	1,655,920	846,861
NET ASSETS	9,617,194	9,731,914
EQUITY		
Contributed equity	32,597,433	31,333,803
Reserves	(1,003,715)	(1,548,193)
Accumulated losses	(21,976,524)	(20,053,696)
TOTAL EQUITY	9,617,194	9,731,914

Notes to the financial statements are included on pages 7 to 14

FIRST AUSTRALIAN RESOURCES LTD AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE HALF-YEAR ENDED 30 JUNE 2004

	Half-Year ended 30-Jun-04 $ Inflows (Outflows)	Half-Year ended 30-Jun-03 $ Inflows (Outflows)
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers	1,142,043	1,203,000
Payments to suppliers and employees	(732,056)	(725,625)
Interest and Bill discounts received	34,448	17,000
Interest and other costs of finance paid	(15,348)	(16,000)
Exploration and development expenditure	(743,359)	(126,000)
Prepayment of Exploration Costs	-	(76,130)
Net cash (used in) provided by operating activities	(314,272)	276,245
CASH FLOWS FROM INVESTING ACTIVITIES		
Payment for property, plant and equipment	(61,861)	(50,000)
Proceeds on sale of investment securities	-	45,000
Proceeds on sale of property, plant and equipment	260,320	-
Net cash provided by (used in) investing activities	198,459	(5,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issues of equity securities	1,801,460	900,000
Payment for share issue costs	(62,154)	(44,000)
Repayment of borrowings	-	(50,000)
Net cash provided by financing activities	1,739,306	806,000
NET INCREASE IN CASH HELD	1,623,493	1,077,245
CASH AT THE BEGINNING OF THE HALF YEAR	2,021,484	1,020,213
Effects of exchange rate changes on the balance of cash held in foreign currencies	78,032	(101,035)
CASH AT THE END OF THE HALF YEAR	3,723,009	1,996,423

Notes to the financial statements are included on pages 7 to 14

FIRST AUSTRALIAN RESOURCES LTD AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 30 JUNE 2004

1. BASIS OF PREPARATION

The half-year financial report is a general purpose financial report prepared in accordance with the Corporations Act 2001 and AASB 1029 "Interim Financial Reporting". The half-year financial report does not include notes of the type normally included in an annual financial report and should be read in conjunction with the 2003 annual financial report.

Significant Accounting Policies

The accounting policies adopted in the preparation of the half -year financial report are consistent with those adopted and disclosed in the 2003 annual financial report.

2. SIGNIFICANT TRANSACTIONS

	Half-Year Ended 30-Jun-04 $	Half-Year Ended 30-Jun-03 $
The operating profit before income tax includes the following items of revenue and expense:		
Revenue		
Oil and gas sales revenue	1,374,410	1,432,127
Interest revenue	33,895	18,157
Other revenue	237,954	-
	1,646,259	1,450,284
Expenses		
Interest expense	16,469	32,182
Exploration expenditure written off	2,969,068	2,511,267
Amortisation and depreciation	215,195	187,334
Operating expenses on oil and gas leases	305,711	436,976
Other expenses from ordinary activities	599,805	426,165
	4,106,248	3,593,924

3. SUBSEQUENT EVENTS

Subsequent to the financial year end,

(a) The company participated in the drilling of the Muggles -1 well in Australian permit WA-254-P which was plugged and abandoned and will result in a write off of approximately $170,000 during the second half of 2004.
(b) During August 2004 the company commenced drilling the Lake Long Deep well in South Louisiana. The well was still in progress at the date o f this report.
(c) On 24 August 2004, the company allotted a further 1,400,000 shares and 1,400,000 July 31, 2005 Options as final consideration for the acquisition of oil and gas leases in the Lake Long Field in South Louisiana.
(d) The company has agreed in prin ciple to participate for a 20 percent interest in the Bay Courant project in South Louisiana which is likely to result in well expenditures of approximately $US400,000 during the second half of the financial year.

Legislation to allow groups, comprising a parent entity and its Australian resident wholly-owned entities, to elect to consolidate and be treated as a single entity for income tax purposes was substantively enacted on 21 October 2002. This legislation, which includes both mandatory and elective elements, is applicable to the company.

At the date of this report the directors have not assessed the financial effect, if any, that implementation of the tax consolidation system may have on the company and consolidated entity, and accordingly, the directors have not made a decision whether or not to elect to be taxed as a single entity.

The financial effect of these events noted above has not been recognised.

Other than as stated in this note, the directors are not aware of any other matters or circumstances at the date of this report, other than those referred to in this report, that have significantly affected or may significantly affect the operations, the results of the operations or the state of affairs of the consolidated entity in subsequent financial years.

4. CONTINGENT LIABILITIES

The company has guaranteed a loan facility granted to a controlled entity. At 30 June 2004 the amount guaranteed totalled $638,864. This facility is also secured by a mortgage agreement covering certain but not all of the proved producing wells of First Australian Resources, Inc.

The company has entered into an agreement in which it has provided a guarantee of $17,000 for Sanori Developments Pty Ltd in respect of the rent for the premises. This guarantee is supported by a deposit of $26,618 with Westpac Bank.

A deed of indemnity has been entered into between the company and the wholly owned controlled Australian entities to meet each others liabilities in the event of a winding up.

There are no contingent liabilities arising from service contracts with executives.

5. ISSUANCES OF SECURITIES

The following share and option placements were made during the half-year to raise working capital for the Company.

An allotment of 11,000,000 shares at 6.5 cents per share together with 5,500,000 free July 2005 Options on 20 January 2004 raising $ 715,000 before issue expenses.

Costs associated with the capital raising amounted to $50,733.

An allotment of 750,000 July 2005 Options was made on 18 February 2004 at an issue price of 2.2 cents.

An allotment of 1,400,000 shares and 1,400,000 July 2005 Options was made on 15 April 2004 as part consideration for the purchase of oil and gas leases in South Louisiana.

An allotment of 17,500,000 shares at 6.2 cents per share together with 17,500,000 free July 2005 Options on 30 June 2004 raising $ 1,085,000 before issue expenses.

Costs associated with the capital raising amounted to $87,146.

An allotment of 8,000,000 incentive options expiring 16 Jun 2007 was made on 17 June 2004.

During the period 18,686 July 2005 Options were converted to ordinary shares at an exercise price of 7 cents raising $1,308.02

6. SEGMENTAL REPORTING - GEOGRAPHICAL

	Australia		USA	
	2004 $	2003 $	2004 $	2003 $
Oil and gas sales	-	-	1,374,410	1,432,127
Other revenue	29,785	16,312	242,064	1,845
Total Revenue	29,785	16,312	1,616,474,	1,433,972
Segment Results	(1,771,518)	(2,639,743)	(691,532)	493,033
Consolidation adjustments	-	-	-	-
Net Results	(1,771,518)	(2,639,743)	(691,532)	493,033

	China		Consolidated	
	2004	2003	2004	2003
Oil and gas sales	-	-	1,374,410	1,432,127
Other revenue	-	-	271,849	18,157
Total Revenue	-	-	1,646,259	1,450,284
Segment Results	(1,467,685)	-	(3,930,735)	(2,146,710)
Consolidation adjustments	-	-	1,470,746	3,070
Net Results	(1,467,685)	-	(2,459,989)	(2,143,640)

Industry Segments

The consolidated entity operates in the one industry being oil, gas and minerals exploration, development and production.

7. IMPACT OF ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Company has commenced transitioning its accounting policies and financial reporting from current Australian Standards to Australian equivalents of International Financial Reporting Standards ("A-IFRS"). The consolidated entity has allocated internal resources and commenced dialogue with expert consultants to conduct impact assessments and isolate key areas that will be impacted by the transition to A-IFRS. As a result of these procedures the company has assessed the materiality of these assessments and allocated resources accordingly.

As the Company has a 31 December year end, an opening IFRS is being prepared in accordance with A-IFRS as at 1 January 2004. This will form the basis of accounting for Australian equivalents of IFRS in the future, and is required when the Company prepares its first fully A-IFRS compliant financial report for the year ended 31 December 2005. Set out below are the key areas where accounting policies will change and may have an impact on the financial reports of the Company.

The opening balance sheet must be prepared in accordance with A-IFRS in force at the reporting date, which have been issued by the AASB under their "stable platform" program. As this "stable platform" does not yet cover all the requisite standards, particularly with respect to accounting for exploration and evaluation, the Company is not yet able to reliably quantify the impacts on the financial report.

Accounting for Exploration and Evaluation
No accounting standard exists under IFRS for the extractive industries. The International Accounting Standards Board (IASB) proposal in the area of exploration and evaluation expenditure is likely to have a material impact on the Company's accounting policies. An exposure draft ED 6 "Exploration for and Evaluation of Mineral Resources' was issued during January 2004 by IASB, setting out a limited revision to the relevant existing accounting framework pending the completion of a more wide-ranging review.

The IASB is still considering the responses received to the exposure draft, with an international standard not expected to be available before the end of December 2004. As a consequence, the eventual requirements of the resulting international standard remain uncertain at this point in time. The International Accounting Standards Board has exempted exploration and evaluation activities from the hierarchy of IAS 8 "Net Profit or Loss for the Period, Changes in Fundamental Estimates and Changes in Accounting Policy". It is expected that an extractive industries specific accounting standard will be issued in late 2004. Such a standard may result in significant impairment of exploration assets under the current standard IAS 36 "Impairment of Assets". How impairment testing may apply to exploration and evaluation assets in the future is uncertain. Until an extractive industries standard is released the International Accounting Standards Board is permitting companies to fully grandfather existing national GAAP on accounting for exploration and evaluation. On this basis the Company will continue to apply its AGAAP accounting policy that conforms to AASB 1022 "Accounting for the Extractive Industries".

7. IMPACT OF ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Impairment of Assets

The Company determines the recoverable amount of assets, except exploration expenditure, as the higher of sales value or the undiscounted future cash flows. Under IAS 36 "Impairment of Assets" the recoverable amount of an asset is determined by the higher of "fair value less costs to sell" or "value in use". In determining "value in use" discounted cash flows are calculated using asset specific pre-tax discount rates. Under the new accounting policy it is likely that impairment of assets will be recognised sooner and that the amount of write-downs will be greater. Under IAS 36 impairment losses are reversible, except to the extent that they relate to the "unwinding" of the discount in a net present value calculation. This is likely to result in volatility in recognition of both impairment losses and reversals. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the conditions under which impairment will be assessed are not yet known.

Accounting for Income Taxes

Under IAS 12 "Income Taxes" the Company is required to use a balance sheet liability method that focuses on the tax effects of transactions and other events that affect amounts recognised in either the Statements of Financial Position or a tax-based balance sheet. Under IAS 12 a deferred tax assets is only recorded if its realisation is probable. The most significant impact will be the recognition of a deferred tax liability in relation to capitalised exploration and evaluation costs where there is no offsetting recognition of a future income tax benefit because realisation of the future income tax benefit is not probable.

Reliable estimation of the future financial effects of this change in accounting policy is impracticable as there is no A-IFRS that deals with accounting for exploration and evaluation. In addition a deferred income tax liability will be recognised where a book value greater than the tax amortisable value of an asset has been recorded on acquisition of an asset. Previously this uplift in value on acquisition was not recognised.

Accounting for Rehabilitation and Restoration Cost

Under IAS 16 "Property, Plant and Equipment" the estimated costs of dismantling and removing an asset and restoring the site should be included in the cost of the asset to the extent that it is recognized as a provision under IAS 37 "Provisions, Contingent Liabilities and Contingent Assets". IAS 37 requires the liability, both initially and subsequently, to be measured at the amount required to settle the present obligation at the balance sheet date, reflecting a current market-based discount rate. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the future rehabilitation and restoration obligations are not yet known.

Amortisation

Under IAS 16 "Property, Plant and Equipment" future capital expenditure is not taken into account when calculating amortisation of a production asset. Currently under AASB 1022 "Accounting for the Extractive Industries" future capital expenditure on a production asset is taken into account when calculating amortisation. This change in accounting policy is likely to result in greater volatility in amortisation charges and, where a production asset will require future capital expenditure, result in lower amortisation charges early in the life of the asset and greater amortisation charges later in the life of the asset.

7. IMPACT OF ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Amortisation (cont.)
An exposure draft ED 6 "Exploration for and Evaluation of Mineral Resources" had been issued during January 2004 by IASB, which has a scope exemption for IAS 16, which may allow for considering future capital expenditure when calculating amortisation charges for production assets in the extractive industries. The IASB is still considering the responses received to the exposure draft, with an international standard not expected to be available before the end of December 2004. As a consequence, the eventual requirements of the resulting international standard remain uncertain at this point in time.

Classification of Financial Instruments
Under AASB 139 Financial Instruments: Recognition and Measurement, financial instruments will be required to be classified into one of five categories which will in turn, determine the accounting treatment of the item. The classifications are loans and receivables – measured at amortised cost, held to maturity – measured at amortised cost, held for trading – measured at fair value with fair value changes charged to net profit or loss, available for sale – measured at fair value with fair value changes taken to equity and non-trading liabilities – measured at amortised cost. This will result in a change in the current accounting policy that does not classify financial instruments. Current measurement is at amortised cost, with certain derivative financial instruments not recognised on balance sheet. The future financial effect of this change in accounting policy is not yet known as the classification and measurement process has not yet been fully completed.

Hedge Accounting
Under AASB 139 Financial Instruments: Recognition and Measurement in order to achieve a qualifying hedge, the entity is required to meet the following criteria:
• Identify the type of hedge – fair value or cash flow;
• Identify the hedged item or transaction;
• Identify the nature of the risk been hedged;
• Identify the hedging instrument;
• Demonstrate that the hedge has and will continue to be highly effective; and
• Document the hedging relationship, including the risk management objectives and strategy for undertaking the hedge and how effectiveness will be tested.

Whilst the entity does not currently hedge, should the company elect to do so this will result in a change in the entity's current accounting policy which applies hedge accounting to forward sales of oil and gas which are not recognised until the hedge is settled. Under AASB 139 these hedges will be designated as cash flow hedges and the deferred gain or loss on the hedge will be recognised in equity.

7. IMPACT OF ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Share Based Payments

Under AASB2 Share Based Payments, the company will be required to determine the fair value of options issued to employees as remuneration and recognise an expense in the Statement of Financial Performance. This standard is not limited to options and also extends to other forms of equity based remuneration. It applies to all share-based payments issued after 7 November 2002 which have not vested as at 1 January 2005.

Reliable estimation of the future financial effects of this change in accounting policy is impracticable as the details of the future equity based remuneration plans are unknown.

Changes in Accounting Policies

Changes in accounting policies will be recognised by restating comparatives rather than making current year adjustments with note disclosures of prior year effects.